VIA EDGAR

April 6, 2026

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Technology

Division of Corporation Finance

Washington, D.C. 20549

Re:	Our Bond, Inc. Registration Statement on Form S-1 Filed April 2, 2026 File No. 333-294853

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Our Bond, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 9:00 a.m. Eastern Daylight Time on April 8, 2026, or as soon thereafter as is practicable.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Bond, Inc.

By:	/s/ Doron Kempel
Doron Kempel
Chief Executive Officer